SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 10, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 10, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

November 10, 2010
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE THIRD QUARTER OF 2010
Construction of the Oyu Tolgoi copper-gold mine in Mongolia rapidly advancing
SINGAPORE — Ivanhoe Mines today announced its results for the quarter ended September 30, 2010. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE THIRD QUARTER AND SUBSEQUENT WEEKS
•	Full-scale construction at the Oyu Tolgoi copper and gold mine in Mongolia is progressing ahead of schedule and there now are more than 5,500 workers on site. Ivanhoe expects to begin initial production of copper and gold at Oyu Tolgoi in late 2012.

•	On October 18, 2010, Ivanhoe launched a strategic, conditional rights offering in which all existing shareholders, subject to applicable law, may participate on a pro rata basis in purchasing additional common shares. The rights offering is expected to raise approximately $800 million to $1.0 billion.

•	Also on October 18, Ivanhoe announced that Executive Chairman Robert Friedland re-assumed the duties and title of Chief Executive Officer as part of a series of organizational changes that included the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value.

•	Discussions are progressing with a group of international financial institutions on a separate debt-financing package that is expected to close in the first half of 2011. The proposed multi-billion-dollar package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered.

•	In September 2010, Ivanhoe converted Rio Tinto’s maturing $350.0 million convertible credit facility, plus accrued interest of $50.8 million, into approximately 40.1 million common shares of Ivanhoe Mines, increasing Rio Tinto’s ownership in Ivanhoe Mines from 29.6% to 34.9%.

•	In September 2010, a new hole drilled at Oyu Tolgoi intercepted 938 metres of near-continuous copper-gold mineralization between the Heruga Deposit and the Southern Oyu deposits, making it the longest exploration drill intercept of copper and gold mineralization recorded since Ivanhoe began drilling at the Oyu Tolgoi Project in 2000.

•	On September 30, 2010, Ivanhoe’s 62%-owned subsidiary, Ivanhoe Australia (IVA-ASX) completed the acquisition of the Osborne Copper and Gold Mining Complex, which includes a two-million-tonne-per-annum concentrator located 53 kilometres south of Ivanhoe Australia’s high-grade Merlin molybdenum and rhenium project in northwestern Queensland.

•	On September 10, 2010, Ivanhoe Australia successfully completed a A$269 million equity raising through the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.

•	Ivanhoe Australia shares are scheduled to begin trading on the Toronto Stock Exchange on November 12, 2010, under the symbol IVA.

•	During Q3’10, Ivanhoe’s 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 — HK), reported coal sales of $6.6 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 194,000 tonnes of coal sold to customers.

•	In July 2010, Ivanhoe’s 50%-owned Altynalmas Gold began a definitive feasibility study for the Kyzyl Gold Project in northeastern Kazakhstan. Altynalmas Gold has engaged Fluor Canada Ltd., Crescent Technology Inc., Technip USA Inc., Environmental Resources Management, Scott Wilson Roscoe Postle Associates Inc. and Sustainability East Asia LLC to conduct the study.
MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT (66% owned)
Oyu Tolgoi copper-gold complex construction progressing ahead of schedule for initial production in late 2012
Full-scale mine construction is underway at the Oyu Tolgoi Project. Production of the first concentrate is expected in late 2012, with a build up to the start of commercial production in 2013. The Project initially is being developed as an open-pit operation, with mining starting at the near-surface Southern Oyu deposits. A copper concentrator plant, related facilities and necessary infrastructure supporting an initial throughput of 100,000 tonnes of ore per day are being constructed to process the ore mined in the open pit. Mining of ore from the Southern Oyu open pit is scheduled to begin in Q3’12, to provide feed for the commissioning of the concentrator.
An 85,000-tonne-per-day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure such as roads, water supply, a regional airport and administration buildings. Fluor is executing the engineering for the Project from its Vancouver, Canada, and Beijing, China, offices with operations being managed onsite in Mongolia.
Current activities related to the 100,000-tonne-per-day phase one copper-gold concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
Approximately 41,000 cubic metres of concrete had been poured by the end of Q3’10 for the foundations for the concentrator building, the foundations for the two 38-foot-diameter, semi-autogenous grinding (SAG) mills and four ball mills, the pebble-crusher building and the ore-reclaim tunnels. Work also continued with the excavations for the tailings-thickening ponds and the preparation of the storage yard for the mechanical equipment. Erection of the structural steel for the concentrator building has begun and the major contract for the mechanical, electrical and piping work for the concentrator has been awarded. Surface excavation work for the primary crusher also has commenced.

Detailed engineering for the ore concentrator was 83% complete at the end of Q3’10. Key construction activities planned for Q4’10 include completing the pouring of concrete for the pebble-crusher building and continuation of the erection of structural steel for the concentrator building.
During Q3’10, Oyu Tolgoi LLC concluded the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support the mine operations and the 70-kilometre water pipeline to supply the concentrator. Construction of the pipeline is expected to start in early 2011.
Bidders’ packages are being prepared for construction of a 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait. This road will be the primary route for the export of copper concentrate to China from Oyu Tolgoi. A dual-circuit, 220-kilovolt electrical transmission line from a Chinese substation to Oyu Tolgoi is being designed, with a target construction completion date of late 2012. The power line is expected to provide the electricity for the initial mine operating period. Contracts for the road and power line are expected to be awarded early in 2011.
Pre-stripping of open-pit mine expected to begin in mid-2011
The open-pit operation is on schedule to begin pre-stripping of the Southern Oyu deposits in mid-2011, with first ore deliveries to the concentrator expected during Q3’12. Work is continuing on the selection and optimization of the open-pit mining fleet; the tender is expected to be awarded during Q4’10.
Underground development of Hugo North Mine proceeding ahead of schedule
The development of the first lift of the underground block-cave mine at the Hugo North Deposit continued successfully during Q3’10. Lateral mine development on the 1,300-metre level at the Hugo North underground deposit is ahead of schedule, with a year-to-date advance of 2,503 metres, well ahead of the planned advance of 2,325 metres. More than 5,000 metres of underground development off Shaft #1 has been completed to date.
Raise-bore drilling for the first of two ventilation shafts near Shaft #1 continued, with a successful breakthrough of the pilot hole for the first lift of the raise (from the 512-metre level to surface) and commencement of the pilot hole for the second lift of the raise (from the 1,300-metre level to the 512-metre level). Completion of the ventilation borehole will increase ventilation capacity at the 1,300-metre level and allow for the introduction of two additional underground development crews and equipment, expected in Q3’11.
The design and engineering of the Shaft #2 headframe has been finalized. Construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2 is progressing to plan. The structure for the Shaft #2 conveyor tunnel is nearing completion and the ventilation plenum structure has been completed.
The sinking platform for Shaft #2 arrived at site and sinking of the 10-metre-diameter shaft is expected to begin in Q3’11. Shaft #2, with a planned final depth of 1,335 metres below surface, will be the main service shaft for the underground Hugo North block-cave mine. Shaft #2 also will be used as the initial production shaft to hoist the Hugo North ore to the surface.
The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to commence in 2015.

Oyu Tolgoi skills training and community utilities programs well advanced
The Oyu Tolgoi Project staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. More than 3,000 Mongolians are employed by the Project. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations. For those areas requiring specialized skills, such as activities in the concentrator, a specific training plan is scheduled to begin early in 2012.
A total of 60 operators and 25 electrical trades trainees began their training programs in September 2010. The programs, developed at the Erdenet Technical College and the Darkhan Technical College, primarily will provide skilled personnel for concentrator operations and maintenance. In addition, 43 graduates from the mobile machinery mechanics course are expected to be available for continued training at the Oyu Tolgoi site in July 2011.
Fourteen students from the local Khanbogd community have been selected for scholarships in tertiary studies under Oyu Tolgoi’s Sustainable Development and Communities program.
The Mongolian Urban Design Institute is implementing its contract for providing planning support to the town of Khanbogd, the nearest community to Oyu Tolgoi. A pre-feasibility study is underway of the short- and medium-term electricity requirements in the local communities of Khanbogd, Bayan-Ovoo and Manlai. The detailed design of the bulk-water supply to Khanbogd remains on track for construction beginning in late 2010 or early 2011.
Exploration: New drill hole at Oyu Tolgoi intercepted 938 metres of near-continuous copper-gold mineralization between the Heruga Deposit and the Southern Oyu deposits
On September 28, 2010, Ivanhoe Mines announced that drill hole OTD1510 at Oyu Tolgoi intercepted almost one kilometre of near-continuous copper and gold mineralization, making it the longest exploration drill intercept of copper and gold mineralization recorded since Ivanhoe Mines began drilling at the Oyu Tolgoi Project in 2000. Hole OTD1510 intercepted 112 metres grading 1.36 grams of gold per tonne (g/t) and 0.34% copper, with a copper equivalent grade of 1.21% (CuEq), at a down-hole depth of between 2,286 and 2,398 metres. The intercept included 20 metres grading 3.78 g/t gold and 0.64% copper, with a CuEq grade of 3.06%, at a down-hole depth of between 2,376 and 2,396 metres, and six metres of 8.4 g/t gold and 0.66% copper, with a CuEq grade of 6.05%, at a down-hole depth of between 2,388 and 2,394 metres.
Individual two-metre samples near the bottom of hole OTD1510 returned gold assays of approximately 10 grams per tonne — among the highest gold grades ever drilled at Oyu Tolgoi. Over the entire 938-metre intercept, OTD1510 averaged 0.42 g/t gold and 0.46% copper, with a CuEq grade of 0.76%, at a down-hole depth of between 1,460 and 2,398 metres (true depth below surface of between approximately 1,200 and 1,885 metres).
The area previously known as the New Discovery Zone has been renamed the Heruga North Zone. The OTD1510 intercept indicates that Heruga North is part of a 2.5-kilometre, gold-rich mineralized extension of the Heruga Deposit, stretching north from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits.
Based on interpreted geology and a large, coincident, gradient-array induced polarization (IP) chargeability anomaly identified by proprietary, deep-exploration technology, Hole OTD1510 was targeted on a critical, 600-metre gap in the known mineralization between the northern, fault-controlled limit of the Heruga Deposit and the former New Discovery Zone.

The 938-metre Heruga North intercept in Hole OTD1510 covers a horizontal distance of 643 metres and a vertical distance of 681 metres. The hole was stopped after it entered the West Bat Fault, which appears to form the western boundary of the high-grade mineralization. Ivanhoe Mines is drilling a daughter hole — OTD1510B — to better delineate the extent of the gold-rich mineralization encountered in OTD1510.
Ivanhoe Mines’ deep diamond drilling between the Heruga Deposit and the Southwest Oyu deposits first identified what is now the Heruga North Zone in December 2008. Since the initial discovery, Ivanhoe has completed approximately 43,500 metres of wide-spaced diamond drilling into the Heruga North Zone. Geological modeling indicates that Heruga North is the northern continuation of the Heruga Deposit, with a horizontal displacement of more than 500 metres along a fault between the two zones. The top of Heruga North is approximately 1,100 metres below surface and slopes gradually downward as it extends to the north. The Solongo Fault forms the current northern limit of mineralization. Although the overall limits of the system have yet to be defined, an approximate 2.5-kilometre, northeast-trending corridor from the Heruga Deposit in the south to the Solongo Fault in the north is potentially mineralized over a height of at least 700 metres and width of up to 700 metres.
During Q3’10, Ivanhoe Mines completed 6,446 metres of drilling on the Oyu Tolgoi Project, comprised of 3,899 metres at Heruga North and 2,547 metres in other parts of Oyu Tolgoi and the surrounding area.
Less than half of the 20-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using a proprietary, induced-polarization technology has identified numerous additional exploration and development targets. Drilling continues to be directed at expanding the Project’s resources and reserves.
Joint Mine Development Plan being prepared to chart early start to Oyu Tolgoi production in 2012
The independent 2010 Oyu Tolgoi Integrated Development Plan, commissioned by Ivanhoe Mines, was released in May 2010. The plan was prepared by a team of the world’s foremost engineering, mining and environmental consultants, led by AMEC Minproc, of Australia, and including Stantec Engineering, of the US.
As noted in Ivanhoe Mines’ May 14, 2010, news release, the Integrated Development Plan recommended that Oyu Tolgoi LLC, the Mongolian company that owns the Oyu Tolgoi Project and is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Oyu Tolgoi Project with a goal of improving or optimizing value. The Integrated Development Plan also recommended that its scenarios be reviewed and analyzed by the Oyu Tolgoi Technical Committee to help determine detailed plans for the ongoing implementation of the Oyu Tolgoi Project.
The fundamental elements of the 2010 Integrated Development Plan were completed before October 2009 when Rio Tinto, under terms of its private-placement agreement with Ivanhoe Mines, assumed voting control of the Technical Committee through which Ivanhoe Mines and Rio Tinto jointly are overseeing and supervising the development, operation and management of the Oyu Tolgoi Project. Three of the Technical Committee’s five members, including the Chair, currently are appointed by Rio Tinto and two members are appointed by Ivanhoe Mines.
The Technical Committee, independent of the Integrated Development Plan, has initiated its own review and analysis of all relevant measures required to develop and operate Oyu Tolgoi’s phase-one open pit and phase-two underground mining and processing activities. The preparation of a Joint Mine Development Plan for Oyu Tolgoi will continue into 2011. The Technical Committee is examining projected operating costs, construction and development costs, production rates, scheduling, financing and economic returns. It also is expected to involve extensive stakeholder analysis and consultation on several levels, including among Ivanhoe Mines and Rio Tinto technical personnel and the Oyu Tolgoi LLC Board of Directors.

There are indications from work by Fluor Corporation, the Oyu Tolgoi program management contractor, and the Technical Committee that the Project’s pre-production capital costs will be higher than were estimated in the scenarios studied in the 2010 Integrated Development Plan. Contributing factors include a more aggressive construction schedule that is expected to ensure an earlier start to production, in 2012, with commensurate earlier generation of sales revenues, fluctuations in foreign-currency exchange rates and escalation of costs for equipment, materials, labour and preparation of the workforce for operations.
Oyu Tolgoi debt-financing package expected to close in the first half of 2011
Discussions are progressing with a group of international financial institutions on a debt-financing package that is targeted for completion in the first half of 2011. The proposed multi-billion-dollar package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered.
In May 2010, Ivanhoe Mines signed a joint mandate letter with the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) for evaluation of a major syndicated financing package for the construction of the planned Oyu Tolgoi mining complex.
Under terms of the joint mandate letter, EBRD and IFC are considering providing a two-part package consisting of:
•	up to $300 million each from EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing under an “A loan” structure; and

•	mobilization of a further $1.2 billion from commercial lenders under a “B loan” structure.
IFC and EBRD financings are subject to detailed due diligence, including a review of the extensive environmental and social studies conducted by the Oyu Tolgoi Project, and approval by their respective managements and Boards of Directors.
Export Development Canada (EDC), the Canadian government’s export credit agency, is considering providing up to $500 million in direct project financing capacity, subject to necessary approvals, including ensuring that the Oyu Tolgoi Project meets EDC’s environmental and social impact review requirements.
Ivanhoe Mines selected Paris-based BNP Paribas and London-based Standard Chartered to work with EBRD, IFC and EDC in arranging the financing. The commercial banks will be coordinating the involvement of other Export Credit agencies and other commercial banks that will be part of the lenders syndicate being assembled.
Negotiations are proceeding on finalizing a detailed term sheet with the core lenders group involving an upfront multi-billion-dollar commitment with a first tranche released on closing, which is targeted for completion in the first half of 2011, and a second tranche released when the underground mining plan is better defined (expected to be in 2012) with flexibility to adjust final loan amounts at that time. The financing is structured as a true limited recourse project financing with no recourse to Ivanhoe Mines following project completion and with long maturities and grace periods appropriate for a large scale project such as Oyu Tolgoi.

Ivanhoe Mines initiates strategic rights offering open to all shareholders on a pro rata basis
On October 18, 2010, Ivanhoe Mines announced that it was launching a strategic, conditional rights offering in which all existing shareholders, subject to applicable law, may participate on a pro rata basis in purchasing additional common shares. The rights offering is expected to raise approximately $800 million to $1.0 billion. Ivanhoe Mines intends to use 90% of the net proceeds from the rights offering to continue to advance construction, development and exploration of Oyu Tolgoi and the remaining 10% of the net proceeds for general and administrative expenses.
The announcement stated that the Ivanhoe Mines Board of Directors had unanimously agreed to proceed with a rights offering as the best of several available alternative measures to help to secure the independence and flexibility of Ivanhoe Mines to maintain the accelerated construction schedule at Oyu Tolgoi and to establish a bridge to the previously announced debt financing package, outlined immediately above.
A preliminary prospectus for the rights offering was filed with securities regulators in Canada and the United States on October 18, 2010. Full details of the offering, including pricing, will be disclosed in the final prospectus that currently is being prepared for filing.
Mr. Robert Friedland, the founder and largest individual shareholder of Ivanhoe Mines, has indicated that he intends to participate in the rights offering to the maximum permitted level to maintain his present 18.3% ownership stake in Ivanhoe Mines.
Subject to applicable law, a prospectus and a rights certificate or a Beneficial Owner Election Form will be mailed to each shareholder after a record date has been set for issuance of the rights in conjunction with the filing of the final prospectus. The rights offering will be open for exercise for at least 21 days from the date of mailing to shareholders.
In keeping with international practice in rights offerings, each new common share of Ivanhoe Mines available for purchase by rights holders will be offered at a discount to Ivanhoe Mines’ current market price as at the date of the final prospectus. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of deciding whether to participate and, by doing so, to maintain their existing levels of ownership. It means, for example, that an individual shareholder with a one per cent stake in Ivanhoe Mines will be issued rights to buy a maximum number of new shares that would maintain that shareholder’s stake at one per cent following completion of the rights offering, assuming all other shareholders exercised their rights.
The completion of the rights offering also is conditional on at least 85% of the rights being exercised by holders of rights, but this condition may be waived at the sole discretion of Ivanhoe Mines.
An application will be submitted to the Toronto Stock Exchange to approve the listing of the rights and the common shares issuable upon the exercise of the rights. Similar applications also will be made to the New York Stock Exchange and the Nasdaq Stock Market to admit the rights for trading and to list the common shares issuable upon the exercise of the rights, subject to Ivanhoe Mines fulfilling listing requirements.
Shareholders who do not wish to exercise their rights to buy new common shares under the rights offering will have the option of selling their rights through the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market. Shareholders who do not exercise all of their rights consequently may have their present ownership interests in Ivanhoe Mines, as a percentage of the total outstanding common shares, reduced to the extent other shareholders exercise their rights under the rights offering.

Rio Tinto, as an accredited shareholder, will be fully entitled to exercise its rights in the offering. Rio Tinto currently owns 34.9% of Ivanhoe Mines’ common shares. Ivanhoe Mines believes that the rights offering is exempt from Rio Tinto’s right of first offer to acquire shares issued by Ivanhoe Mines under terms of Ivanhoe Mines’ 2006 five-year private-placement agreement with Rio Tinto, contrary to an assertion by Rio Tinto. Ivanhoe Mines also has advised Rio Tinto that Ivanhoe Mines does not believe that alternative financing opportunities suggested by Rio Tinto are superior to Ivanhoe Mines’ planned rights offering. Citi has been appointed dealer manager for the rights offering.
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In a major transportation infrastructure initiative, SouthGobi announced on October 25, 2010, that it had entered into a $48 million contract to design and construct a paved highway dedicated to hauling coal from the Ovoot Tolgoi Mine to a major trans-shipment terminal at Ceke, across the border in China. The four-lane highway, to be completed by the end of 2012, will be 17 metres wide, with a one metre central median, and provide SouthGobi with the capacity to ship well in excess of 20 million tonnes of coal per year.
The terminal at Ceke has rail connections directly to key industrial markets in China. A north-south railway line connects Ceke with Jiayuguan City in Gansu Province and other markets in China’s interior. An east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be in commercial operation in 2011. This line is expected to have an initial capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. The line will enable coal to be shipped to markets to the east, such as the region around Baotou and Hebei Province, and further east to ports on China’s Bohai Gulf.
During June 2010, SouthGobi began construction of a basic coal-handling facility. The basic coal-handling facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. Interim screening operations will continue at Ovoot Tolgoi until the permanent coal-handling facility is completed.
SouthGobi is studying the feasibility of additional coal beneficiation that may include dry and/or wet separation plants. Bulk samples have been delivered to testing facilities in China; results are pending.
In October 2010, SouthGobi approved the purchase of additional equipment, including one Liebherr R9250 hydraulic excavator, which will replace the Liebherr 994 now in service, and an additional Terex MT4400 truck. This purchase will provide better fleet flexibility as the new excavator will be a back-hoe configuration and can load the larger MT4400 trucks and the smaller TR100 trucks, as well as mine the thinner seams more cleanly. A fifth equipment fleet has been approved, including another Liebherr R9250 hydraulic excavator and two more MT4400 trucks, to accelerate production.

In Q3’10, the increased cost per tonne of sold coal primarily reflected the increased strip ratio of 5.09 bank cubic metres of waste per tonne of coal, compared to a strip ratio of 2.98 for Q3’09.
As at September 30, 2010, the carrying amount of the Ovoot Tolgoi coal stockpiles inventory was reviewed for impairment, which resulted in recording a $7.9 million write-down primarily associated with the raw high-ash stockpiles. A total of $2.6 million of the write-down was due to the inclusion of waste-removal costs associated with expansion of the open-pit as a cost of inventory produced during Q3’10.
In Q3’10, SouthGobi shipped approximately 194,000 tonnes of coal at an average realized selling price of approximately $37 per tonne. This compared to 457,000 tonnes of coal shipped in Q3’09 at an average realized selling price of $28 per tonne. The lower sales volume resulted in $6.6 million of revenue being recognized in Q3’10 compared to $11.9 million in Q3’09. Shipments in Q3’10 were lower due to low availability of semi-soft coking coal from the Sunset Pit’s #5 seam in the short-term mine plan and the limited screening capacity for the higher-ash, higher-sulphur coal from the Sunset Pit’s #8, 9 & 10 seams.
In Q2’10, Ivanhoe Mines reported that there were two issues that had the potential to impact SouthGobi’s results in the second half of 2010. Firstly, SouthGobi’s near-term mine plan included proportionately less of the better-quality, raw, semi-soft coking coal coming from the Sunset Pit’s #5 seam. Secondly, SouthGobi was experiencing areas of higher sulphur than originally expected in mine plans and studies. SouthGobi previously indicated that some of the higher-sulphur coal potentially would not be attractive to customers in its current form and may need to be stockpiled until appropriate processing is in place, or until blending opportunities arose.
Results in Q3’10 were impacted by these two issues, while SouthGobi worked on various projects to mitigate their effect. Some progress subsequently has been made and in October 2010 SouthGobi announced an increased expected sales volume for the second half of 2010 of approximately 1.5 million tonnes. SouthGobi expects to achieve or exceed this revised sales estimate. Physical coal shipments are running at record levels in terms of average daily movements by customers’ trucks. Contracted sales of 527,000 tonnes during October 2010 exceeded the previous monthly record of 232,000 tonnes set in June 2009. SouthGobi now expects to finish 2010 with a substantial reduction in unsold coal in its inventory.
SouthGobi has indicated that the pricing of individual coal products for Q4’10 is expected to remain broadly the same as for Q3’10. However, the overall average selling price likely will be substantially reduced to reflect the fact that a large proportion of sales are of the higher-ash coal that remained in the stockpile at the end of Q3’10. The current selling price of the screened higher-ash, higher-sulphur coal from the Sunset Pit’s # 8, 9 & 10 seams is approximately $26 per tonne.
With the full commissioning of the third mining fleet in October 2010, the capacity to move material in Q4’10 will be much higher than for Q3’10. Average capacities for the months of November and December are expected to be 50% higher than the average monthly capacities in Q3’10.
Cost of sales was $14.9 million in Q3’10, compared to $8.6 million for Q3’09. The increase primarily relates to the impairment of the raw high-ash coal stockpiles. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.

Investment in Aspire Mining Limited
On October 26, 2010, SouthGobi announced an agreement with Aspire Mining Limited (Aspire) (ASX: AKM) to acquire 105,726,650 common shares of Aspire in a private placement at a price of A$0.19 per share, for an aggregate of approximately A$20.1 million. On completion of the private placement, SouthGobi will hold approximately 19.9% of Aspire. SouthGobi also will have the right to nominate one director to the Board of Aspire and the right to maintain its proportionate shareholding in Aspire for a period of two years. Closing of the transaction is expected to be on or before January 31, 2011, and is subject to the approval of the Australian Stock Exchange and Australia’s Foreign Investment Review Board.
Aspire owns 100% of the Ovoot Coking Coal Project in Mongolia, along with the Nurant and Shanagan coal projects. In addition, Aspire owns a 49% interest in the Windy Knob gold and base metals project in Western Australia.
Regional coal exploration
A number of SouthGobi’s exploration licences are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit. The 2010 exploration program includes drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits.
The 2010 exploration program began in March 2010. Year-to-date exploration activities include 60,646 cubic metres of trenching and more than 105,800 metres of drilling (core and reverse circulation). Key targets so far have been the Soumber Deposit, fields surrounding the Soumber Deposit and also the SW target, which is approximately six kilometres southwest of the Ovoot Tolgoi Complex. The 2010 drilling program for the Soumber Deposit is complete; results from coal laboratory analysis are pending.
The drilling program will focus on further definition of known coal occurrences that is intended to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government as the next step toward expanding SouthGobi’s mining-licence holdings.
AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia incurred exploration expenses of $15.7 million in Q3’10, compared to $11.5 million in Q3’09. The increase was largely related to costs incurred for the Merlin molybdenum and rhenium project prefeasibility study and the commencement of the decline to access the Merlin Deposit.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q3’10, work focused on the completion of the equity raising, settlement of the acquisition of the Osborne Mining Complex, the Merlin Resource Update and the commencement of the Merlin decline.
A$269 million equity raising completed
On September 10, 2010, Ivanhoe Australia completed its accelerated, non-renounceable, pro rata entitlement offer, raising gross proceeds of approximately A$269 million. The entitlement offer was well supported by Ivanhoe Australia’s current international institutional shareholders, while also attracting a large number of new domestic investors. As a result of the significant interest received, the initial contemplated offering of A$231 million was increased to A$269 million.

The shares offered under the entitlement offer consisted of one ordinary share attaching one-half of one option, with each full option entitling the holder to acquire one Ivanhoe Australia ordinary share until September 20, 2011, at a price of A$3.38. A total of 46,729,404 options were issued under the entitlement offer, which could raise a further A$158 million – increasing the total amount raised to approximately A$427 million.
Toronto Stock Exchange listing approved
Ivanhoe Australia’s application for a compliance listing on the Toronto Stock Exchange (TSX) now has been approved and the stock will begin trading on the TSX on November 12, 2010. The dual listing will enhance access to the international pool of resource investors.
Ivanhoe Australia’s headquarters will remain in Australia and Ivanhoe Australia will maintain its listing on the Australian Stock Exchange. There will be no equity offering as part of the listing.
Strategic acquisition of Osborne Complex completed
On September 30, 2010, Ivanhoe Australia completed the strategic acquisition of the Osborne Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Osborne is a significant purchase for Ivanhoe Australia and is expected to advance Ivanhoe Australia’s plans for molybdenum and rhenium production and provide the opportunity for supplementary copper and gold production. Importantly, the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by late 2011, well ahead of previous plans.
Consideration for the acquisition of the Osborne Complex consisted of A$17.2 million in cash; a 2% Net Smelter Return royalty capped at A$15.0 million from ore extracted from the Osborne tenements only; and the assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
Implementation of Ivanhoe Australia’s integration of its Osborne Complex and Cloncurry sites is progressing well, with the following key initiatives undertaken during Q3’10:
•	The 53-kilometre road linking the Merlin Project with the Osborne Complex has been cleared and permitted. A number of tender parties have been pre-qualified to enable construction of the road to start in Q4’10.

•	Approximately 35 former Osborne employees have joined Ivanhoe Australia since the acquisition was announced, including a number of Osborne’s key operating managers and supervisors. Their skills and knowledge will help to ensure a high standard of care and maintenance, facilitate mining studies of copper-gold sources and assist with a smooth transition from development to operation.

•	Ivanhoe Australia conducted a competitive tendering process for the sale of excess volumes of contracted natural gas identified at the Osborne Complex to Q1’12. Sale negotiations were concluded in early October 2010, resulting in net savings of approximately A$4 million to Ivanhoe Australia.
Decline roadway to access Merlin molybdenum and rhenium underway
The Merlin Deposit is the lowermost mineralized zone in the Mount Dore Deposit starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. The mineralization thins to the north, where it also has been noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southern-most extent of molybdenum mineralization of economic interest found to date. During Q3’10, work continued on infill drilling on the Merlin Project to maximize the indicated resources with assay results confirming molybdenite intersections.

Construction of the decline to provide underground access to the Merlin Deposit is underway, with excavation of the box cut. Mining of Little Wizard Zone is expected in Q4’11.
The Merlin prefeasibility study work began during Q2’10 and is expected to be completed in Q4’10. The prefeasibility study will examine the various mining, processing and infrastructure options to develop the Merlin Deposit utilizing the Osborne processing facilities. A feasibility study then will focus on the preferred development option and produce the financial data for project approval. Environmental permitting will be undertaken in parallel with the studies and is expected to be available at the end of the feasibility study, which is expected by Q3’11.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Merlin Deposit prepared by Golder Associates, of Brisbane, Australia.
Mount Dore Deposit
The Mount Dore heap-leach solvent extraction-electrowinning scoping study continued during Q3’10 with a final report expected in Q4’10. Work undertaken during Q3’10 included preliminary open-pit assessments, metallurgical test work, recovery modelling, preliminary engineering and preparation of capital cost and operating cost estimates.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Mount Dore Deposit prepared by Golder Associates of Brisbane, Australia.
Mount Elliott Project
The Mount Elliott Project hosts three principal zones of copper-gold mineralization: Mount Elliott, SWAN and SWELL. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.
On October 21, 2010, Ivanhoe Australia released an updated independent resource estimate for the Mount Elliott Project prepared by AMC Consultants. A detailed scoping study will commence when the resource estimate has been finalized. The scoping study will evaluate the mining of both the higher-grade portion of the SWAN zone from underground and an open pit to mine the top of the SWAN zone and the remaining mineralization around and beneath the old Mount Elliot mine. The study also will evaluate the possibility of processing ore at Ivanhoe Australia’s Osborne Complex. Metallurgical testing of the SWAN mineralization has indicated high metal recoveries and readily saleable concentrates for the sulphide ores.
Regional exploration
Ivanhoe Australia holds 14 Exploration Permits for Minerals (EPMs) and 20 Mining Leases covering a total of 1,704 square kilometres. Ivanhoe Australia also has 21 EPM applications in process, covering 2,744 square kilometres. The Osborne EPMs total 529 square kilometres and the Exco joint venture EPMs total 493 square kilometres. Drilling on Ivanhoe Australia’s tenements in Q3’10 focused on the previously mined Starra 222 Deposit and Barnes Shaft Prospect.
In Q3’10, four holes were completed at Starra 222, targeting the along-strike projection of previously mined mineralization. These holes intersected copper-gold mineralized ironstones. The best intercept to date is 58 metres at 1.76 grams of gold per tonne and 1.04% copper from 550 metres in hole STQ1036, including 18 metres at 4.28 grams of gold per tonne and 1.07% copper from 551 metres. Additional details are available in Ivanhoe Australia’s news release dated October 26, 2010.

In Q3’10, 17 diamond drill holes and 11 reverse-circulation holes were drilled at the Barnes Shaft Prospect targeting copper-gold-cobalt mineralization. Significant mineralization was intersected in 14 holes and is tabulated in Ivanhoe Australia’s news release dated October 26, 2010.
Exploration on the Osborne ground began in October 2010 and will focus on the Houdini Prospect, where drilling by Barrick in 2009 targeted a magnetic anomaly. A series of significant, high-grade copper-gold intercepts were made near surface, including 16 metres at 3.08% copper and 0.58 grams of gold per tonne.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Ivanhoe Mines has a 50% interest in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. Following the successful completion of the prefeasibility study in Q3’10, Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project.
Project drilling program continuing to confirm grades and extent of high-grade gold mineralization
In October 2009, Altynalmas Gold commenced a deep-level drilling program at the Kyzyl Gold Project intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study.
During the nine months ended September 30, 2010, Altynalmas Gold completed a total of 68,392 metres of drilling. Altynalmas Gold is continuing its drilling program, with a further 15,000 metres planned for completion in Q4’10.
In Q3’10, 65 holes totalling 25,067 metres were completed and more than 4,100 samples were collected and prepared for assay. Samples collected during Q3’10 drilling activities, including Bakyrchik Lenses 1, 9 and 12, as well as the Promezhutochny and Globiki Log deposits, either are in transit or being prepared for shipment to Canada for assaying.
On August 9, 2010, Ivanhoe Mines issued a news release containing a summary of Altynalmas Gold’s drill results received to that date. Intersection widths and gold grades of the new drill holes correlate well with the results of the earlier, Soviet-era drilling.
Project prefeasibility study completed; Fluor Canada retained to complete feasibility study for planned gold mine
In August 2010, Scott Roscoe Postle Wilson Inc. produced an independent NI 43-101-compliant report on the Kyzyl Gold Project (the Technical Report), filed on www.sedar.com, which confirmed the economics of Altynalmas Gold’s development plan. The Technical Report estimated that probable mineral reserves contained in Lenses 1, 9 & 10 of the Bakyrchik Deposit – one of several deposits comprising the Kyzyl Gold Project – total 13.58 million tonnes, with a grade of 8.65 grams of gold per tonne (g/t), containing 3.78 million ounces of gold, using a cut-off grade of 4.0 g/t gold and a gold price of $900 per ounce. Estimated mineral resources, inclusive of reserves, total 13.82 million tonnes at a grade of 9.36 g/t gold for Indicated resources and 12.02 million tonnes at a grade of 8.58 g/t gold for Inferred resources. Mineral resources were estimated using an average long-term gold price of $1,000 per ounce.

The Technical Report is based on an underground mining operation producing an average of 368,000 ounces of gold per year during an initial mine life of up to 10 years. A summary of the Technical Report is provided in Ivanhoe Mines’ June 30, 2010, news release.
In July 2010, Altynalmas Gold began a definitive feasibility study that is expected to be completed in late Q1’11. Altynalmas Gold has engaged Fluor Canada Ltd., Crescent Technology Inc., Technip USA Inc., Environmental Resources Management, Scott Wilson Roscoe Postle Associates Inc. and Sustainability East Asia LLC to complete this work, which will be undertaken in parallel with detailed engineering work.
Altynalmas Gold is investigating financing options for the Kyzyl Gold Project including, but not limited to, an initial public offering, strategic investors, project financing or continued financing from existing shareholders.
OTHER DEVELOPMENTS
Rio Tinto increased its interest in Ivanhoe Mines to 34.9% in September, 2010
In September 2010, Ivanhoe Mines issued 40.1 million common shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility. The Rio Tinto convertible credit facility’s $350.0 million outstanding principal, plus accrued interest of $50.8 million, was converted at a price of $10.00 per common share.
In October 2010, a further 0.7 million common shares were issued to Rio Tinto upon its exercise of the first series of anti-dilution warrants granted to Rio Tinto under Rio Tinto’s private-placement agreement with Ivanhoe Mines. Each anti-dilution warrant entitled Rio Tinto to acquire one common share in exchange for the payment of C$3.15.
With these transactions, Rio Tinto now has invested approximately $1.7 billion in Ivanhoe Mines and increased its ownership in Ivanhoe Mines to approximately 34.9%.
Executive changes; Office of the Chairman to evaluate strategic initiatives
On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes that also have seen the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value. Mr. Friedland previously served as Chief Executive Officer of Ivanhoe Mines for 10 years, from the Company’s founding until 2006.
The Ivanhoe Mines Board of Directors approved President John Macken’s relinquishment of the position of Chief Executive Officer. As President, Mr. Macken will continue to lead the ongoing construction of Ivanhoe Mines’ flagship Oyu Tolgoi copper-gold mining complex in southern Mongolia. He is a member of the Ivanhoe Mines-Rio Tinto joint Oyu Tolgoi Technical Committee.
Mr. Macken also will continue as an Ivanhoe Mines representative on the Oyu Tolgoi LLC Board of Directors. As the senior representative of the Operations Committee established by the Oyu Tolgoi LLC Board, Mr. Macken will be responsible for guiding the strategic direction of construction and development activities on behalf of the Board. Mr. Macken is one of six Ivanhoe Mines’ appointees to the nine-member Oyu Tolgoi LLC Board; an Ivanhoe Mines appointee also is Chairman of the Board. The Mongolian government, through its wholly-owned company Erdenes MGL LLC, is represented by three directors on the Oyu Tolgoi LLC Board.

Joining Mr. Friedland in the Office of the Chairman are Peter Meredith, Ivanhoe Mines’ Deputy Chairman for the past four years and former Chief Financial Officer, and Sam Riggall, who is Executive Vice President of Ivanhoe Australia and now is taking on the added duties of Executive Vice President, Business Development and Strategic Planning, with Ivanhoe Mines. Mr. Riggall previously worked at Rio Tinto for more than a decade in a variety of roles covering project generation and evaluation, business development and capital market transactions. He has significant experience working in many parts of the world, where he managed a number of government negotiations over mine development projects.
Mr. Meredith led the Ivanhoe Mines team and Mr. Riggall led the Rio Tinto team during the successful negotiations with the Mongolian government that culminated in the approval of the Investment Agreement in October 2009. Mr. Meredith and Mr. Riggall also are Directors of Oyu Tolgoi LLC.
The Office of the Chairman, with facilities in Vancouver, London and Singapore, will lead the assessment of potential strategic initiatives and direct any necessary negotiations to create and enhance value for shareholders. The Office of the Chairman also will assume responsibilities within Ivanhoe Mines related to the development of other subsidiary interests, including SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.
Appointment of additional directors
On September 16, 2010, Ivanhoe Mines announced the appointments to the Ivanhoe Mines Board of Directors of Michael Gordon, former Executive Vice President of Anglo American Plc, and Dan Westbrook, former President, BP China Gas, Power & Upstream. Both directors occupied two vacant seats on the board and serve as non-executive, independent board members.
On November 5, 2010, Ivanhoe Mines announced the appointment to the Ivanhoe Mines Board of Directors of Robert B. Holland III, Executive Co-Chairman of Max Petroleum and former United States Executive Director of the World Bank. Mr. Holland will serve as a non-executive, independent member of the board and occupy the vacancy created by the retirement of Robert Hanson after more than a decade as an Ivanhoe Mines director.
Mr. Gordon, Mr. Westbrook and Mr. Holland were nominated to the Ivanhoe Mines Board of Directors by Rio Tinto, increasing the present number of Rio Tinto appointees to four. Tracy Stevenson, the fourth Rio Tinto appointee, became an independent Ivanhoe Mines director on June 1, 2010. Under the terms of the October 2006 private-placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe Mines Board of Directors, based on Rio Tinto’s shareholding in Ivanhoe Mines.
Independent arbitrator to hear claim and counter-claim between Rio Tinto and Ivanhoe Mines in early 2011
On October 26, 2010, Ivanhoe Mines announced that it had delivered a statement of defence and initiated a counter-claim as part of an ongoing arbitration proceeding launched by Rio Tinto on July 9, 2010. The statement of defence rejects Rio Tinto’s claim that the shareholders’ rights plan approved by Ivanhoe Mines’ shareholders on May 7, 2010, breached Rio Tinto’s contractual rights under its agreements with Ivanhoe Mines.
The counter-claim contends that Rio Tinto has breached its covenants in its private-placement agreement, signed with Ivanhoe Mines in October 2006, not to engage in activities that could affect control of Ivanhoe Mines without Ivanhoe Mines’ permission.

An independent arbitrator has scheduled hearings of the claim and counter-claim between January 18 and February 5, 2011.
Financial Results
In Q3’10, Ivanhoe Mines recorded a net loss of $24.9 million ($0.05 per share) compared to a net loss of $69.8 million ($0.18 per share) in Q3’09, representing a decrease of $44.9 million. Results for Q3’10 mainly were affected by $48.1 million in exploration expenses, $14.9 million in cost of sales, $15.0 million in general and administrative expenses, $6.3 million in interest expense and $8.5 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $6.6 million, $3.8 million in interest income, $5.3 million in mainly unrealized foreign exchange gains and a $49.8 million change in fair value of embedded derivatives.
Exploration expenses of $48.1 million in Q3’10 increased $7.2 million from $40.9 million in Q3’09. Exploration expenses included $30.4 million spent in Mongolia ($28.1 million in Q3’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $15.7 million incurred by Ivanhoe Australia ($11.5 million in Q3’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at September 30, 2010, was $1.4 billion. As at November 10, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.
SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP.

($ in millions of dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2010	2010	2010	2009
Revenue	$6.6	$17.7	$13.9	$9.9
Cost of sales	(14.9)	(13.2)	(20.3)	(8.5)
Exploration expenses	(48.1)	(39.5)	(71.4)	(67.2)
General and administrative	(15.0)	(14.7)	(8.3)	(15.0)
Foreign exchange gains (losses)	5.3	(4.9)	1.7	2.2
Change in fair value of embedded derivatives	49.8	72.2	(1.4)	(45.0)
Loss on conversion of convertible credit facility	—	—	(154.3)	—
Net loss from continuing operations	(24.9)	(30.0)	(200.5)	(138.7)
Income (loss) from discontinued operations	—	—	6.6	9.2
Net loss	(24.9)	(30.0)	(193.9)	(129.5)

Net (loss) income per share — basic and diluted
Continuing operations	$(0.05)	$(0.07)	$(0.47)	$(0.35)
Discontinued operations	$0.00	$0.00	$0.02	$0.03
Total	$(0.05)	$(0.07)	$(0.45)	$(0.32)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2009	2009	2009	2008
Revenue	$11.9	$10.7	$3.5	$3.1
Cost of sales	(8.6)	(9.1)	(3.2)	(2.2)
Exploration expenses	(40.9)	(35.2)	(34.1)	(73.0)
General and administrative	(12.5)	(10.5)	(7.8)	(8.1)
Foreign exchange gains (losses)	19.5	21.7	(9.3)	(40.6)
Writedown of other long-term investments	—	—	—	(18.0)
Loss on conversion of convertible credit facility	—	—	—	—
Net loss from continuing operations	(47.8)	(27.0)	(63.4)	(165.0)
Income from discontinued operations	(21.9)	2.1	7.4	5.0
Net loss	(69.8)	(24.9)	(56.0)	(160.0)

Net (loss) income per share — basic and diluted
Continuing operations	$(0.13)	$(0.07)	$(0.17)	$(0.44)
Discontinued operations	$(0.05)	$0.00	$0.02	$0.01
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Oyu Tolgoi Project	Stephen Torr, P.Geo,	Employee of the Company
Ivanhoe Mines

Ovoot Tolgoi Project	Stephen Torr, P.Geo,	Employee of the Company
SouthGobi Resources
Ivanhoe Mines’ results for the three months ended September 30, 2010, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.

Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into initial production and commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the commencement of construction of the water pipeline, paved road and electrical transmission power line to the Oyu Tolgoi Project; completion of the pouring of concrete for the pebble crushing building and erection of structural steel for the concentrator building at the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project; implementation of the Oyu Tolgoi Project’s training and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; statements with respect to the expected closing of the Oyu Tolgoi debt-financing package; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; the impact of arbitration proceedings with Rio Tinto; statements with respect to the timing and the expected amount to be raised under the planned rights offering; the impact of assertions made by Rio Tinto that the rights offering offends its rights under the Private Placement Agreement and the shareholders’ agreement between Mr. Friedland and Rio Tinto; the statement that the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by late 2011; the statement that Altynalmas Gold’s definitive feasibility study is expected to be completed in late Q1’11; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The news release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.